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                                                                       EXHIBIT 2

                            Description of the Units

Election of Cash Preferred Units or Tax Preferred Units

         Initial Election

         Upon subscription for units being offered hereby, investors must elect whether such units will be initially treated as cash preferred units or tax preferred units. Regardless of which status is selected for the unit, each unit shall have a purchase price of $10.00 per unit, less any discounts which are specifically authorized by the "Plan of Distribution" section of this prospectus. The choice of cash preferred units or tax preferred units is merely an election of the status of units that entitles the investors to different rights and priorities as to distributions of cash from operations and liquidating distributions and as to the allocation of deductions for depreciation and other tax losses. In all other respects, the units have the same rights and privileges. Each unit, when issued, will be fully paid and nonassessable, which means it cannot be assessed to pay any debts of Wells Fund XIII.

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         Right to Change Election

         Limited partners will make their initial elections of cash preferred units or tax preferred units in their initial Subscription Agreements. Thereafter, unless prohibited by applicable state law or otherwise limited as set forth below, investors have the right to change their prior election one time during each quarterly accounting period by mailing or delivering written notice to Wells Fund XIII, which election must be executed by the trustee or authorized agent in the case of retirement plans. Any such changed election shall be effective the first day of the next quarterly accounting period following the receipt by Wells Fund XIII of written notice of such election. In order to assist limited partners in determining whether to change their election, limited partners may obtain information as to the current levels of units outstanding designated as cash preferred units and tax preferred units at any time from our general partners at the address or toll free telephone number set forth on page 3 of this prospectus. Pursuant to our partnership agreement, units acquired and held by our general partners or their affiliates shall at all times be treated as cash preferred units, and our general partners and their affiliates shall not have the right to elect to have units beneficially owned by them treated as tax preferred units.

         Limitations Imposed in Connection with Deferred Commission Option

         Subscribers for units may agree with their participating broker-dealers and Wells Investment Securities to have sales commissions due with respect to the purchase of their units paid over a seven-year period pursuant to a "deferred commission option" rather than payment in full at the time of sale. Any investor purchasing units pursuant to the deferred commission option must elect upon subscription to have a sufficient number of units treated as cash preferred units, in the discretion of our general partners, to generate at least the amount of net cash from operations distributable with respect to such units needed to satisfy the deferred commission obligation each year with respect to the total number of units purchased by such investor. In addition, investors purchasing units pursuant to the deferred commission option will have limited rights to elect to have the status of their units changed from cash preferred units to tax preferred units for at least six years following the year of purchase since limited partners owning units purchased pursuant to the deferred commission option must at all times own a sufficient number of units designated as cash preferred units, in the discretion of our general partners, to generate enough net cash from operations to allow Wells Fund XIII to satisfy the deferred commission obligation with respect to the total number of units purchased pursuant to the deferred commission option. (See "Plan of Distribution.")

Cash Preferred Units

         Limited partners electing cash preferred units are entitled to an annual 10% noncumulative distribution preference as to distributions of net cash from operations. However, limited partners electing cash preferred units will not, except in limited circumstances, be allocated any of Wells Fund XIII's net loss, depreciation or amortization deductions for tax purposes. Thus, tax benefits resulting from deductions for net losses, depreciation and amortization will not be available to investors electing cash preferred units during the initial period of partnership operations.

         Upon a distribution of proceeds from the sale of properties, each limited partner electing tax preferred units is first entitled to a distribution of an amount which, when added to any net cash from operations previously distributed to such limited partner, will equal the amount of net cash from operations previously paid to a limited partner electing cash preferred units, on a per unit basis. Thereafter, limited partners electing either cash preferred units or tax preferred units are entitled to an amount equal to their net capital contributions. Thereafter, limited partners electing cash preferred units are entitled to a 10% cumulative noncompounded return on their net capital contributions. (See "Distributions and Allocations.")

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         Because deductions for depreciation and other tax losses will initially be allocated to limited partners electing tax preferred units, cash preferred units will be generally more suitable for investors which are qualified retirement plans, including IRAs, or are otherwise not income tax sensitive and which are primarily interested in current distributions of net cash from operations and the potential appreciation in value of Wells Fund XIII's real estate investments.

Tax Preferred Units

         Limited partners electing tax preferred units will receive a disproportionately larger share of partnership income tax deductions because all of the limited partners' share of partnership net loss, depreciation and amortization deductions will be allocated to investors electing tax preferred units until their capital account balances have been reduced to zero. Since the allocations of net loss, depreciation and amortization deductions to investors electing tax preferred units will reduce their capital account balances, and since liquidation proceeds of Wells Fund XIII will be distributed among the partners in accordance with their capital account balances, investors electing tax preferred units bear substantially greater risk of loss of their capital contributions than do investors electing cash preferred units.

         Limited partners electing tax preferred units will not receive any net cash from operations. Since the preferential allocation of net cash from operations to investors electing cash preferred units is intended to be a timing preference only, however, each investor electing tax preferred units is entitled to a distribution of proceeds from the sale of properties in an amount which will equal the amount of net cash from operations previously paid to the investors electing cash preferred units, on a per unit basis. Following such distributions to investors electing tax preferred units, all limited partners are entitled to a return of their net capital contributions. Then, limited partners electing tax preferred units are entitled to a 15% cumulative noncompounded return on their net capital contributions. Since limited partners electing cash preferred units only receive a 10% cumulative noncompounded return, investors electing tax preferred units receive a higher return upon distribution of proceeds from the sale of properties. (See "Distributions and Allocations.")

         Accordingly, tax preferred units will be generally more suitable for investors who are not seeking current cash flow distributions but have a desire to participate to a greater extent in "passive" losses expected to be generated by our operations or have a desire to participate to a greater extent in the potential appreciation of our real estate investments. (See "Federal Income Tax Consequences - Deductibility of Losses - Limitations.") Each prospective limited partner should carefully consider the distribution and allocation information contained in the "Distributions and Allocations" section of the prospectus before determining whether to elect cash preferred units or tax preferred units, or some combination of each.

Effect of Change of Status of Units

         A limited partner who changes the status of his units from cash preferred units to tax preferred units will, upon the effective date of such change and until the limited partner changes back to cash preferred units, be entitled to the benefits associated with electing tax preferred units. A limited partner who changes the status of his units from tax preferred units to cash preferred units will, from the effective date of such change until the limited partner changes back to tax preferred units, be entitled to the benefits associated with electing cash preferred units. Distributions of proceeds from the sale of properties will be prorated to each limited partner for each calendar quarter in which his units were treated as cash preferred units, during which time he will be entitled to an annual return of 10% on his net capital contribution. For each calendar quarter in which such units were treated as tax preferred units, each limited partner will be entitled to an annual return of 15% on his net capital contribution.

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                          Distributions and Allocations

Distributions of Net Cash From Operations

         Net cash from operations, defined in our partnership agreement to mean generally Wells Fund XIII's cash flow from operations, after payment of all operating expenses and adjustments for reserves, if any, will be distributed in each year as follows and in the following priority:

         . first, to limited partners electing cash preferred units on a per unit basis until they have received a 10% annual return on their net capital contributions, defined in our partnership agreement to mean generally the amount of cash contributed to the partnership reduced by prior distributions of net proceeds from any sale of our properties;

         . then, to the general partners until they have received an amount equal to 10% of the total amount thus far distributed; and

         . then, 90% to limited partners electing cash preferred units and 10% to our general partners.

Notwithstanding the foregoing, limited partners electing cash preferred units who have purchased units pursuant to the deferred commission option shall for a period of six years following the year of purchase, or longer if required to satisfy the outstanding commission obligation, have deducted and withheld from distributions of net cash from operations otherwise payable to them an annual amount equal to $0.10 per unit purchased pursuant to the deferred commission option, which amount we will use to pay commissions due with respect to such units. (See "Plan of Distribution.")

         We anticipate that distributions of net cash from operations will be made on a quarterly basis, unless limited partners elect to receive distributions on a monthly basis. (See "Monthly Distributions" below.) Distributions of net cash from operations will be allocated among the limited partners based on the ratio which the number of units owned by each limited partner electing cash preferred units as of the last day of the preceding quarter bears to the total number of units designated as cash preferred units outstanding at that time. A transferee of units will be deemed the owner of such units as of the first day of the quarter following the quarter during which the transfer occurred and, therefore, will not participate in distributions made with respect to the quarter in which such transfer occurs.

Distribution of Net Sale Proceeds

         Nonliquidating net sale proceeds, defined in our partnership agreement to mean generally the net proceeds from any sale or exchange of our properties, will be distributed generally as follows and in the following priority:

         . first, to limited partners electing units which have at any time been treated as tax preferred units on a per unit basis until each such limited partner has received an amount which, when added to any net cash from operations previously distributed to such limited partner, will equal the amount of net cash from operations previously paid or deemed paid to limited partners electing units which at all times have been treated as cash preferred units on a per unit basis;

         . then, to the limited partners on a per unit basis until each limited partner has received or has been deemed to have received an amount equal to his net capital contribution;

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         .        then, to the limited partners on a per unit basis until each limited partner has received or has been deemed to have received aggregate distributions equal to a 10% annual cumulative, noncompounded return on his net capital contribution;

         . then, to the limited partners on a per unit basis until each limited partner has received or has been deemed to have received aggregate distributions equal to his Preferential Limited Partner Return, defined as the sum of (1) a 10% annual cumulative return on his net capital contribution with respect to such unit for all periods during which such unit was treated as a cash preferred unit, and (2) a 15% annual cumulative return on his net capital contribution with respect to such unit for all periods during which such unit was treated as a tax preferred unit;

         . then, to our general partners until they have received an amount equal to their capital contributions;

         . then, if and only in the event that limited partners have received any Excess Limited Partner Distributions, to the general partners until they have received an amount equal to 20% of the sum of any such Excess Limited Partner Distributions plus the amount distributed to the general partners pursuant to this provision; and

         . then, 80% to the limited partners on a per unit basis and 20% to our general partners;

provided, however, that in no event will our general partners receive in the aggregate more than 15% of the amount remaining after limited partners have received a return of their net capital contributions plus a 6% annual return. It is the intent of the foregoing limitation that the general partners receive no more of the net proceeds from the sale of our properties than is allowed pursuant to applicable provisions of the NASAA Guidelines. Any such excess amounts otherwise distributable to our general partners will instead be reallocated and distributed to the limited partners on a per unit basis.

         Notwithstanding the foregoing, in the event we sell any property at a net sale price which is less than the purchase price originally paid for such property, prior to the foregoing distribution of nonliquidating net sale proceeds, limited partners electing cash preferred units shall first receive distributions of nonliquidating net sale proceeds in an amount equal to the following: the excess of the original purchase price of such property sold over the sale price of such property, but not greater than the amount of special allocations of deductions for depreciation, amortization and cost recovery with respect to such property previously made to limited partners electing tax preferred units. Our general partners have included the foregoing provision in our partnership agreement for distributions of nonliquidating net sale proceeds in favor of limited partners electing cash preferred units in order to ensure that limited partners electing tax preferred units will bear the actual economic risk of loss in the event one of our properties is sold at a loss, in order to support the special allocation of depreciation, amortization and cost recovery deductions to limited partners electing tax preferred units.

         Potential limited partners should be aware that their share of distributions of proceeds from the sale of properties may be less than their net capital contributions unless our aggregate proceeds from the sale of properties are sufficient to fund the sum of (1) the required payments to each limited partner holding units which have been treated as tax preferred units in an amount which, when added to any net cash from operations previously distributed to such limited partner, will equal the amount of net cash from operations previously paid to limited partners holding units which at all times were treated as cash preferred units on a per unit basis, plus (2) the amount required to repay aggregate net capital contributions to all limited partners.

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Liquidating Distributions

     Liquidating distributions, defined in our partnership agreement to mean generally the distribution of the net proceeds from a dissolution and termination of Wells Fund XIII or from the sale of substantially all of our last remaining assets, will be distributed among the general partners and the limited partners in accordance with each such partner's positive capital account balance, after the allocation of gain on sale and other appropriate capital account adjustments.

Return of Unused Capital Contributions

     Funds not expended, committed or reserved for working capital purposes by the later of the second anniversary of the effective date of the registration statement or one year after the termination of the offering will be returned to limited partners, without reduction for front-end fees or selling commissions relating to such uncommitted funds, and without interest thereon. For purposes of the foregoing, funds will be deemed to have been committed and will not be returned to the extent that such funds would be required to complete the acquisition of partnership properties with respect to which contracts, agreements in principle or letters of understanding have been executed, regardless of whether such property is actually acquired. Any funds reserved in order to make contingent payments in connection with the acquisition of any partnership property will be classified as committed whether or not any such payments are actually made.

Partnership Allocations

     Since we do not intend to borrow funds, no partner's capital account will be allocated items that will cause the capital account to have a deficit balance. This means that limited partners electing tax preferred units cannot be allocated aggregate tax deductions in excess of their aggregate capital contributions to Wells Fund XIII. (See "Federal Income Tax Consequences - Deductibility of Losses - Limitations.")

     Net Loss

     Net loss, defined in our partnership agreement to mean generally our net losses for federal income tax purposes, but excluding deductions for depreciation, amortization and cost recovery, which will be allocated separately as set forth below, for each fiscal year shall be allocated as follows:

     . first, 99% to limited partners electing tax preferred units and 1% to our general partners until the capital accounts of all such partners have been reduced to zero;

     . then, to any partner having a positive balance in his capital account in an amount not to exceed such positive balance as of the last day of the fiscal year; and

     .    then, 100% to our general partners.

Notwithstanding the foregoing, in any fiscal year with respect to which we incur an aggregate net loss, our interest income shall be specially allocated to limited partners electing cash preferred units and our net loss for such fiscal year shall be determined without regard to such interest income.

     All deductions for depreciation, amortization and cost recovery for each fiscal year shall be allocated as follows:

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     Gain on Sale

     Gain on sale, defined in our partnership agreement to mean generally our taxable income or gain from the sale or exchange of our properties, for each fiscal year shall be allocated as follows:

     . first, pursuant to the qualified income offset provision described below;

     . then, to partners having negative capital accounts until all negative capital accounts have been restored to zero;

     . then, to limited partners holding units which at any time have been treated as tax preferred units, in amounts equal to the deductions for depreciation, amortization and cost recovery previously allocated to them with respect to the specific partnership property, the sale or other disposition of which resulted in gain on sale being allocated, but not in excess of the amount of gain on sale we recognize pursuant to the sale or other disposition of said partnership property;

     . then, to the limited partners in amounts equal to the deductions for depreciation, amortization and cost recovery previously allocated to said limited partners with respect to the specific partnership property, the sale or other disposition of which resulted in gain on sale being allocated;

     . then, to limited partners holding units which at any time have been treated as tax preferred units on a per unit basis until each such limited partner has received an amount which, when added to any net cash from operations previously distributed to such limited partner, will equal the amount of net cash from operations previously paid to limited partners holding units which at all times have been treated as cash preferred units;

     . then, to limited partners on a per unit basis in amounts equal to the excess of each limited partner's net capital contribution over all prior distributions to such limited partner of net proceeds from the sale of partnership properties;

     . then, to the limited partners on a per unit basis until each limited partner has been allocated an amount equal to the excess of a 10% cumulative, noncompounded return on his net capital contribution over prior distributions to such limited partner of net cash from operations;

     . then, to the limited partners on a per unit basis until each limited partner has been allocated an aggregate amount equal to the excess of his Preferential Limited Partner Return over prior distributions to such limited partner of net cash from operations;

     . then, to our general partners in an amount equal to their capital contributions;

     . then, if and only to the extent that limited partners have received any Excess Limited Partner Distributions, to our general partners until our general partners have been allocated gain on sale equal to 20% of the sum of any such Excess Limited Partner Distributions plus any gain on sale allocated to our general partners pursuant to this provision; and

     .    then, 80% to the limited partners and 20% to our general partners;

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provided, however, that in no event will our general partners be allocated gain on sale which would result in distributions to our general partners of more than 15% of the amount remaining after limited partners have received a return of their net capital contributions plus a 6% annual return. It is the intent of the foregoing limitation that our general partners receive no more of the gain allocation from the sale of our properties than is allowed pursuant to applicable provisions of the NASAA Guidelines. Any such excess allocations of gain on sale will instead be reallocated to the limited partners on a per unit basis.

     Our partnership agreement contains a "qualified income offset" provision which provides that in the event that any partner receives an adjustment, allocation or distribution of certain items which causes a deficit or negative balance in such partner's capital account, such partner will be allocated items of income or gain consisting of a pro rata portion of each item of partnership income, including gross income, and gain for such year in an amount and manner sufficient to eliminate such deficit balance as quickly as possible. The intent of the foregoing provision is to prohibit allocations of losses or distributions of cash to a limited partner which would cause his capital account to become negative. A limited partner's capital account would become negative in the event that the aggregate amount of losses allocated and cash distributed to such limited partner exceeded the sum of his capital contributions plus any income allocated to him, and, in the event such allocation or distribution did cause his capital account to become negative, such limited partner would be allocated income or gain in an amount necessary to bring his capital account back to zero. (See "Federal Income Tax Consequences - Allocations of Profit and Loss.")

     The qualified income offset provision may result in income being specially allocated to limited partners even in a fiscal year when we have a net loss from operations or from the sale of property.

     Income, losses and distributions of cash relating to units which are acquired directly from Wells Fund XIII during the offering will be allocated among the limited partners on a pro rata basis based on the number of days such units have been owned by such limited partners.

Monthly Distributions

     Limited partners electing cash preferred units may, at their option, elect to receive distributions of net cash from operations, if any, on a monthly basis. This program is called the monthly distribution option (MDO). It should be understood, however, that limited partners electing the MDO will in all likelihood receive lower distributions per unit, on an annual basis, than limited partners receiving their distributions on a quarterly basis due to the fact that our income received during the early portion of a quarter will be invested and will earn interest until distribution shortly after the end of the quarter. This compounding effect will be available to limited partners selecting the MDO to a lesser degree due to the greater frequency of their distributions. A limited partner electing cash preferred units may elect the MDO by sending a completed MDO form, which form may be obtained by calling or writing us.

     A limited partner electing cash preferred units who elects the MDO will begin receiving his distributions on a monthly basis with respect to the calendar quarter following the calendar quarter in which the general partners receive the limited partner's written election along with a check for the MDO fee, described below. Monthly distributions will be paid to the limited partner during the month following the month to which the distribution is attributable. For example, if a limited partner elects the MDO during the first calendar quarter of a year, his election is effective at the beginning of the second calendar quarter (i.e., April 1). Accordingly, the limited partner would receive a distribution, if at all, for the first calendar quarter of the year, and beginning in April, the limited partner electing the MDO would receive monthly distributions for the remainder of the year, with the first monthly distribution being paid during the month of May.

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     There is an annual fee of $20 per limited partner electing the MDO. This annual fee is designed to cover additional administrative expenses, postage and handling costs associated with more frequent distributions and will in no event result in any additional compensation to the general partners or their affiliates. In the event the actual administrative expenses, postage and handling costs are less than $20 per limited partner per year, which is not anticipated, any such savings will be reimbursed to limited partners electing the MDO. The first fee payment is due at the time of the initial election, and each subsequent fee payment is due by December 31 of each year. Each limited partner electing the MDO will receive a bill for the annual fee in conjunction with his November distribution. Limited partners may elect to have us deduct subsequent annual MDO fees from their distributions.

     A limited partner electing cash preferred units may withdraw from the MDO by either notifying the general partners in writing or by simply failing to pay the annual fee on a timely basis, and he will then begin to receive his distributions on a quarterly basis at the beginning of the following calendar year. If payment is not received by the due date, then the MDO with respect to that limited partner is canceled. To reinstate the MDO, the limited partner may make his $20 payment, and the MDO will again be effective at the beginning of the calendar quarter following the calendar quarter in which payment is made.

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                        Summary of Partnership Agreement

     The rights and obligations of investors will be governed by our partnership agreement. The form of our partnership agreement is included in its entirety as Exhibit A to this prospectus. Our partnership agreement will be executed and become effective as of the effective date of this prospectus. Prospective investors should study our partnership agreement carefully before making any investment decision to purchase our units.

     The following statements are intended to summarize the material provisions of our partnership agreement, with the exception of certain information which is summarized under separate sections of this prospectus. (See "Description of the Units" and "Distributions and Allocations.")

Powers of the General Partners

     Our general partners have complete authority and discretion in the management and control of our business. Limited partners have no right or power to take part in our management. (Articles XI and XVI.)

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Liabilities of our Limited Partners; Nonassessability of Units

          We are organized as a limited partnership under the Georgia Revised Uniform Limited Partnership Act (GRULPA). Investors whose subscriptions are accepted by the general partners will be admitted to Wells Fund XIII as limited partners. Under GRULPA, limited partners have no personal liability for our debts or obligations in excess of their capital contributions.

          Units acquired by investors will be fully paid and nonassessable. (Section 8.5(d).) Limited partners will not have a right to withdraw any of their capital contributions until a complete winding up of the partnership and liquidation of our business. (Section 8.10(b).)

Other Activities of the General Partners

          Our general partners may participate in various other business ventures, some of which may be competitive with Wells Fund XIII, including the syndication, ownership or management of other real estate. The general partners shall not be liable to Wells Fund XIII or to the limited partners as a result of engaging in other business ventures.

Rights of Limited Partners to Participate in Management

          Our limited partners are not permitted to participate in the management or control of our business.

Voting Rights of the Limited Partners

          Our limited partners may, with the affirmative vote of limited partners holding more than 50% of the units, take action on the following matters:

          . the approval or disapproval of any sale, exchange or pledge of all or substantially all of our real properties;

          .       the dissolution of Wells Fund XIII;

          . the removal of a general partner or any successor general partner;

          . the election of a new general partner upon the retirement, withdrawal or removal of a general partner or upon the death or the occurrence of another event of withdrawal of a general partner;

          . any change in the business purpose or investment objectives of Wells Fund XIII; and

          . any amendment to our partnership agreement, except as to certain matters specified in Section 11.2(b) of our partnership agreement, which the general partners alone may amend without a vote of the limited partners. (Section 16.1(a).)

In addition, limited partners holding more than 50% of the units have the right to authorize a proposed merger or consolidation of Wells Fund XIII under certain circumstances. (Section 11.3(u).) Except for certain transactions described in "Mergers and Consolidations" below, limited partners not voting with the majority will be bound by the majority vote and will have no right to dissent from the majority vote and obtain fair value for their units. (See "Risk Factors.")

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         Our partnership agreement may not be amended to change the limited liability of the limited partners without the consent of all limited partners. In addition, limited partners holding a majority of any class of units which would be adversely affected by a proposed amendment to the partnership agreement must consent to any such amendment. (Section 16.2.)

          Amendments to our partnership agreement receiving the requisite vote will be executed by our general partners on behalf of all limited partners acting pursuant to the power of attorney contained in our partnership agreement. (Section 19.1.)

Mergers and Consolidations

          Our partnership agreement contains a provision prohibiting our general partners from initiating a transaction in which Wells Fund XIII is merged or consolidated with another partnership or corporation, which type of transaction is commonly referred to as a "partnership roll-up."

          Our partnership agreement further provides that our general partners shall not be authorized to merge or consolidate Wells Fund XIII with any other partnership or corporation or to convert Wells Fund XIII into a real estate investment trust, which is often referred to as a "REIT," unless (1) we obtain a current appraisal of all of our assets by an independent appraiser, and (2) limited partners owning more than 50% of the units consent to such transaction in writing. (Section 11.3(u).)

          Limited partners who vote against or dissent from any such proposal will have the choice of: (1) accepting the securities offered in the proposed roll-up; or (2) one of the following: (a) remaining as limited partners and preserving their interests in Wells Fund XIII on the same terms and conditions as existed previously; or (b) receiving cash in an amount equal to their pro rata share of the appraised value of the net assets of Wells Fund XIII. (Section 11.3(u).)

Special Partnership Provisions

          Leo F. Wells, III owns all of the issued and outstanding stock of Wells Real Estate Funds, Inc. which, in turn, owns all of the issued and outstanding stock of Wells Capital. (See the organization chart in the "Summary of the Offering" section of this prospectus.) Mr. Wells has agreed that he will not sell or otherwise voluntarily transfer or convey a majority or controlling interest in the outstanding stock of Wells Real Estate Funds, Inc. to any non-affiliated person or entity unless limited partners owning more than 50% of the units consent in writing to any such sale, transfer or conveyance. (Section 17.1(a).)

          Our general partners and their affiliates are prohibited from receiving any rebates or give-ups or participating in any reciprocal business arrangements which would circumvent the provisions of our partnership agreement. (Section 12.7(a).)

Removal of General Partners

          A general partner may be removed by a vote of limited partners holding more than 50% of the units. (Section 17.1(d).) If a general partner is removed, the fair market value of the general partner's interest will be determined by independent appraisers and paid to him or it as provided in Section 20.4 of our partnership agreement. We may pay this amount by issuing a promissory note to the removed general partner providing for annual installments over a period of five years or more and providing for interest at the rate of 9% per annum.

          We may, with the consent of limited partners holding more than 50% of the units, sell the former general partner's interest to an affiliate of the remaining general partners and admit such person to Wells

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Fund XIII as a substitute general partner. The purchase price to be paid to
Wells Fund XIII for the partnership interest of the former general partner must be at least equal to the fair market value determined by the appraisal described above and may be paid in installments in the manner described above.

Assignability of General Partners' Interests

          A general partner may designate a successor or additional general partner with the consent of the remaining general partners and limited partners holding more than 50% of the units, provided that the interests of limited partners are not adversely affected. Except in connection with such a designation, our general partners do not have a right to retire or withdraw voluntarily from Wells Fund XIII or to sell, transfer or assign these interests without the consent of the limited partners holding more than 50% of the units. (Section 17.1.)

Books and Records; Rights to Information; Annual Audits

          Our general partners are required to maintain full and accurate books and records at our principal office. Limited partners have the right to inspect, examine and obtain copies of our books and records at reasonable times and at their expense. An alphabetical list of the names, addresses and business telephone numbers of all limited partners, along with the number of units owned by each of them, shall be available for inspection and copying by the limited partners or their designated representatives. (Section 15.1.) Annual audits of our affairs will be conducted by our independent certified public accountants. (Section 15.2(b).)

Meetings of Limited Partners

          There will not be any regularly scheduled annual or periodic meetings of our limited partners. Our general partners are, however, required to call a meeting of the limited partners upon the written request of limited partners holding at least 10% of the units. In such event, a detailed statement of any action proposed and the wording of any resolution proposed for adoption or any proposed amendment to our partnership agreement is required to be included with the notice of the meeting. (Section 16.4.)

Transferability of Units

          There are a number of restrictions on the transferability of units, including the following:

          . except in certain limited circumstances, the proposed transferee must meet the minimum suitability standards set forth in this prospectus;

          . investors may only transfer a number of units such that, after the transfer, both the transferor and transferee shall own at least the minimum number of units required to be purchased by an investor; provided, there is no such requirement for transfers made on behalf of a retirement plan, or by gift, inheritance, divorce, or to an affiliate;

          . investors who desire to transfer their units must pay a transfer fee in an amount sufficient to cover transfer costs;

          . all transfers of units must be made pursuant to documentation satisfactory in form and substance to our general partners, including, without limitation, confirmation by the transferee that the transferee has been informed of all pertinent facts relating to the liquidity and marketability of the units;

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          .       no unit may be sold or assigned if the sale of such unit, when added to the total of all other sales of units within the period of 12 consecutive months prior to the proposed date of sale, would, in the opinion of our counsel, result in the termination of Wells Fund XIII as a partnership under Section 708 of the Internal Revenue Code, unless we receive a ruling from the IRS that the proposed sale would not cause such a termination; and

          . investors owning units purchased pursuant to the deferred commission option will have limited rights to transfer their units for a period of six years following the year of purchase, or longer if required to satisfy outstanding deferred commission obligations. (Section 17.3(h).) (See "Plan of Distribution.")

          Additional restrictions on transfers of units are imposed on the residents of various states under the securities laws of such states. In addition, our partnership agreement contains restrictions on the transfer or assignment of units in order to prevent us from being deemed a "publicly traded partnership." These provisions are based on restrictions contained in the
Section 7704 Regulations described in the "Federal Income Tax Consequences" section of this prospectus. The most significant transfer restriction prohibits the transfer during any taxable year of more than 2% of the total interests in our capital or profits excluding transfers by gift, transfers at death, transfers between family members, distributions from a qualified retirement plan and block transfers. Our partnership agreement also provides that any transfer or assignment of units which the general partners believe will cause us to be treated as a publicly traded partnership will be void and will not be recognized. (See "Federal Income Tax Consequences - Publicly Traded Partnership Status" and Section 17.3(g) of our partnership agreement.)

          Transferees of units are not eligible to participate in our distribution reinvestment plan with respect to investments in units of Wells Fund XIII. Transferees are not disqualified, however, from participation in our distribution reinvestment plan with respect to an investment of their distributions in units issued by subsequent Wells programs, if the transferee meets the plan's requirements for participation. (See "Distribution Reinvestment Plan" below.)

          An assignee of units will not become a substituted limited partner unless the assignee expressly agrees to adopt and become a party to our partnership agreement. (Section 17.4.) An assignee of units who does not become a substituted limited partner will be entitled to receive distributions attributable to the units properly transferred to him, effective no later than the last day of the calendar month following receipt of notice of the assignment and all required documentation. (Section 17.5.) Any such assignee will not have any of the other rights of a limited partner, such as the right to vote as a limited partner or the right to inspect and copy our books. Assignments of units are restricted in the same manner as transfers of units.

Repurchase of Units

          After a period of one year following the termination of the offering of our units, we may establish a repurchase reserve of up to 5% of cash flow in any year, subject to the various restrictions and limitations set forth below. (Sections 8.11 and 11.3(h).) Our general partners have the sole discretion to establish or terminate a repurchase reserve at any time.

          If a repurchase reserve is established, we may, in the sole discretion of our general partners and upon the request of a limited partner, repurchase the units held by such limited partner. No such repurchase may be made, however, if either (1) such repurchase would impair our capital or operations, or (2) following the repurchase, such limited partner would hold less than the minimum investment in the offering (100 units). In no event will a limited partner be permitted to have his units repurchased prior to termination of this offering. We may not repurchase units owned by our general partners or their

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affiliates. Further, in order to prevent us from being deemed a "publicly traded partnership" under the Internal Revenue Code, the opportunity of limited partners to have their units repurchased has been substantially restricted, as described above.

          A limited partner wishing to have units repurchased must send to us an appropriately executed written request indicating his or its desire to have such units repurchased. Such requests will be considered by our general partners in the order they are received.

          If our general partners decide to honor a request, they will notify the requesting limited partner in writing of the purchase price for the units to be repurchased and the effective date of the repurchase transaction. Such notice will be not less than 60 nor more than 75 calendar days following our receipt of the written request.

          If we do establish a repurchase reserve, for the first three full fiscal years following the year in which the offering of units terminates, the purchase price under the repurchase reserve will be $8.50 per unit. Thereafter, the purchase price per unit will be equal to 90% of the fair market value of the units. The fair market value utilized for purposes of establishing the purchase price per unit will be the estimated value of units determined annually for ERISA purposes. The fair market value will be based on annual appraisals of our properties performed by the general partners and not by an independent appraiser. Our general partners will, however, obtain an opinion of an independent third party annually that their estimate of the fair market value of each unit for such year is reasonable and was prepared in accordance with appropriate methods for valuing real estate. (See "Investment by Tax-Exempt Entities and ERISA Considerations - Annual Valuation Requirement.")

          If we establish a repurchase reserve and insufficient amounts are available in our reserve to repurchase all of a limited partner's units, only a portion of such units will be repurchased. We may not repurchase less than all of the units of any limited partner if, as a result, the limited partner would own less than the minimum investment in the offering (100 units). In the event that there are insufficient funds available in any repurchase reserve to repurchase all of a limited partner's units, the limited partner requesting repurchase of his units will be deemed to have priority for subsequent partnership repurchases over other limited partners who may request repurchases in the future. Units we repurchase will be canceled.

          In addition to the other restrictions described above, our partnership agreement provides that:

          . repurchases out of the repurchase reserve may not exceed in the aggregate more than 2% of total gross offering proceeds throughout the life of Wells Fund XIII excluding repurchases of units relating to the death or legal incapacity of the owner or a substantial reduction in the owner's net worth or income (defined to mean an involuntary loss of not less than 50% in income or net worth); and

          . not more than 2% of the outstanding units may be purchased in any year. (Section 8.11(k).)

Prospective investors should not, under any circumstances, assume that they will be able to resell their units to us due to the various restrictions and limitations relating to the potential establishment of our repurchase reserve. (See "Risk Factors.") In addition, prospective investors should consider that a resale of their units to us may result in adverse tax consequences to them.
(See "Federal Income Tax Consequences - Sales of Limited Partnership Units.")


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Distribution Reinvestment Plan

          We anticipate that a distribution reinvestment plan will be available which will be designed to enable investors electing cash preferred units to have their distributions of net cash from operations invested in additional units of Wells Fund XIII during the offering period or in units issued by subsequent Wells programs which have substantially identical investment objectives as ours. (Section 8.15.)

          In addition, in the event the distribution reinvestment plan is made available, we anticipate that investors in Wells Fund III, investors holding Class A Units in Wells Funds IV, V, VI, VII, VIII, IX, X and XI, investors holding cash preferred units in Wells Fund XII, and stockholders of the Wells REIT will have the opportunity to have their distributions of net cash from operations or dividends invested in units of Wells Fund XIII during the offering period.

          Units of Wells Fund XIII issued pursuant to our distribution reinvestment plan will be available only until the termination of this offering. Our general partners have the discretion to elect not to provide a distribution reinvestment plan or to terminate any existing distribution reinvestment plan at any time. Investors will not be eligible to participate in the distribution reinvestment plan with respect to units designated as tax preferred units since no distributions of net cash from operations are payable with respect to such units.

          Investors participating in the distribution reinvestment plan may purchase fractional units, subject to certain minimum investment requirements and other restrictions which may be imposed by our general partners. If sufficient units are not available for issuance under the distribution reinvestment plan, we will remit excess distributions of net cash from operations to the participants.

          Net cash from operations from Wells Fund XIII may be reinvested in units issued by a subsequent Wells program only if all of the following conditions are satisfied:

          . prior to the time of such reinvestment, the limited partner has received the final prospectus and any supplements thereto offering interests in the subsequent Wells program and such prospectus allows investment pursuant to a distribution reinvestment plan;

          . a registration statement covering the interests in the subsequent Wells program has been declared effective under the Securities Act of 1933;

          . the offer and sale of such interests is qualified for sale under the applicable state securities laws;

          . the participant executes the subscription agreement included with the prospectus for the subsequent Wells program;

          . the participant qualifies under applicable investor suitability standards as contained in the prospectus for the subsequent Wells program; and

          . the subsequent Wells program has substantially identical investment objectives as Wells Fund XIII.

Investors who invest in subsequent Wells programs pursuant to a distribution reinvestment plan will become limited partners in such subsequent Wells program and, as such, will receive the same reports as


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other limited partners in the subsequent Wells program as required by the then applicable NASAA Guidelines.

          Each limited partner electing to participate in the distribution reinvestment plan agrees that, if at any time he fails to meet the applicable investor suitability standards or cannot make the other investor representations or warranties set forth in the then current prospectus, the subscription agreement or partnership agreement relating to such investment, he will promptly notify our general partners in writing of that fact.

          Subscribers should note that affirmative action must be taken to withdraw from participation in the distribution reinvestment plan. A withdrawal from participation in the distribution reinvestment plan will be effective only with respect to distributions made more than 30 days after receipt of written notice by our general partners. In addition, a transfer of units will terminate the limited partner's participation in the distribution reinvestment plan as of the first day of the quarter in which the transfer is effective.

          Selling commissions not to exceed 7.0% and dealer management fees not to exceed 2.5% may be paid with respect to units purchased pursuant to the distribution reinvestment plan. Each holder of units is permitted to identify, change or eliminate the name of his account executive at a participating dealer with respect to distributions reinvested. In the event that no account executive is identified, or in the event that the account executive is not employed by a broker-dealer having a valid selling agreement with the Dealer Manager, no selling commission will be paid with respect to distributions which are then being reinvested. Amounts which would otherwise have been paid as selling commissions will be retained and used for additional investment in real estate. Accordingly, the economic benefits resulting from the failure of an investor to identify an account executive will be shared with all investors.

          Unless our general partners are otherwise notified in writing, units issued pursuant to the distribution reinvestment plan will initially be treated as cash preferred units. Limited partners purchasing units pursuant to the distribution reinvestment plan will have the same rights as limited partners and will be treated in the same manner as if such units were issued pursuant to the offering.

          Following the reinvestment, each participant will be sent a written confirmation showing the amount of the distribution, the number and price of the units purchased, and the total amount of units acquired under the distribution reinvestment plan. Taxable participants will incur tax liability for partnership income allocated to them even though they shall have elected not to receive their distributions in cash but rather to have their distributions reinvested under the distribution reinvestment plan. (See "Risk Factors - Federal Income Tax Risks.")

          We reserve the right to amend any aspect of the distribution reinvestment plan with 10 days notice to participants. We also reserve the right to terminate the distribution reinvestment plan for any reason at any time by sending written notice of termination to all participants.

Proxy to Liquidate

          At any time commencing eight years after the termination of this offering, limited partners holding at least 10% of the units may direct in writing that our general partners formally proxy the limited partners to determine whether our assets should be liquidated. In such event, the general partners will send a proxy to each limited partner to determine whether we should sell all our assets. If limited partners owning more than 50% of the units (without regard to units owned or controlled by our general partners) vote in favor of a liquidation of Wells Fund XIII, we will be required to fully liquidate our assets within 30 months. (Section 20.2.)


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Dissolution and Termination

          Wells Fund XIII will be dissolved upon the earlier of December 31, 2030, or the first to occur of the following:

          . the decision by holders of more than 50% of the units to dissolve and terminate Wells Fund XIII;

          . the retirement, withdrawal or removal of a general partner unless within 90 days from the date of such event:

                  (1) the remaining general partner, if any, elects to continue the business of Wells Fund XIII; or

                  (2) if there is no remaining general partner, a majority in interest of the limited partners elect to continue the business of Wells Fund XIII;

          . the effective date of the occurrence of an event of withdrawal of the last remaining general partner unless, within 120 days from such event, limited partners owning more than 50% of the units elect to continue the business of Wells Fund XIII;

          . the sale or disposition of all interests in real property and other assets of Wells Fund XIII; or

          . the happening of any other event causing the dissolution of Wells Fund XIII under the laws of the State of Georgia.
                 (Section 20.1.)

          In addition to the above events, our general partners may also compel a termination and dissolution of Wells Fund XIII, or restructure our affairs, upon notice to all limited partners and without the consent of any limited partner, if either (1) our assets constitute "plan assets," as such term is defined for purposes of ERISA, or (2) any of the transactions contemplated in our partnership agreement constitute "prohibited transactions" under ERISA. (Section 20.1(h).) (See "Investment by Tax-Exempt Entities and ERISA Considerations.")

          In the event Wells Fund XIII is dissolved, our assets will be liquidated and converted to cash. Our general partners will have a reasonable amount of time to collect any notes receivable with respect to the sale of our assets and to collect any other outstanding debts. Partnership cash will be distributed first to creditors to satisfy debts and liabilities of Wells Fund XIII, other than loans or advances made by partners. Our general partners may also establish reserves deemed reasonably necessary to satisfy our contingent or unforeseen liabilities or obligations. Remaining cash will then be used to repay loans or advances made by partners and to pay any fees due the general partners or their affiliates. The balance will then be distributed to the partners in accordance with the positive balances in their capital accounts as of the date of distribution. Upon completion of the foregoing distributions, Wells Fund XIII will be terminated. (Section 9.3.)


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                              Reports to Investors

         Within 75 days after the end of each of the fiscal years of Wells Fund XIII, our general partners will deliver to each limited partner such information as is necessary for the preparation of his federal income tax return and state income or other tax returns with regard to jurisdictions in which our properties are located. Within 120 days after the end of our fiscal year, our general partners will deliver to each limited partner an annual report which includes our financial statements, audited by independent certified public accountants and prepared in accordance with generally accepted accounting principles. Such financial statements will include a profit and loss statement, a balance sheet of Wells Fund XIII, a cash flow statement and a statement of changes in partners' capital. The notes to the annual financial statements will contain a detailed reconciliation of our net income for financial reporting purposes to net income for tax purposes for the periods covered by the report. The annual report for each year will report on our activities for that year, identify the source of our distributions, set forth the compensation paid to our general partners and their affiliates and a statement of the services performed in consideration

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therefor, provide a category-by-category breakdown of the general and administrative expenses incurred, including a breakdown of all costs reimbursed to our general partners and their affiliates in accordance with Section 11.4(b) of our partnership agreement, and contain such other information as is deemed reasonably necessary by our general partners to advise the investors of our affairs.

         For as long as we are required to file quarterly reports on Form 10-Q with the Securities and Exchange Commission, financial information substantially similar to the financial information contained in each such report shall be sent to limited partners within 60 days after the end of such quarter. Whether or not such reports are required to be filed, each limited partner will be furnished, within 60 days after the end of each of the first three quarters of our fiscal year, an unaudited financial report for that period including a profit and loss statement, a balance sheet and a cash flow statement. The foregoing reports for any period in which fees are paid to our general partners or their affiliates for services shall set forth the fees paid and the services rendered. In addition, until all of the net proceeds from the offering are expended or committed, or in the discretion of our general partners used to establish a working capital reserve or returned to the limited partners, each limited partner shall be furnished, at least quarterly within 60 days after the end of each quarter during which we have acquired real property, an acquisition report describing the properties acquired since the prior special report and including a description of locations and of the market upon which our general partners are relying in projecting successful operation of the properties. The acquisition report shall include:

         . a description of the present or proposed use of the property and its suitability or adequacy for such use and the terms of any material lease affecting the property;

         . a statement of the appraised value, purchase price, terms of purchase, all costs related to the acquisition, and an estimate of all proposed subsequent expenditures for development or other improvements of the property;

         . a statement that title insurance and any required performance bonds or other assurances in accordance with Section 11.3(k) of the partnership agreement with respect to builders have been or will be obtained on the property; and

         . a statement regarding the amount of proceeds in both dollar amount and as a percentage of the total amount of the offering held by Wells Fund XIII which remain unexpended or uncommitted.

In addition, the acquisition report will identify any real property which our general partners presently intend to acquire or lease providing its location and a description of its general character.

         The appraisal we receive at the time of each acquisition of property shall be maintained in its records for at least five years thereafter and, during such time, shall be made available to limited partners for inspection and duplication at reasonable times.

         We will report the estimated value of our units annually to the limited partners in the next annual or quarterly report on Form 10-K or Form 10-Q sent to limited partners following the valuation process. Such estimated value will be based upon annual appraisals of our properties performed by our general partners and not by an independent appraiser. Our general partners are, however, required under our partnership agreement to obtain the opinion of an independent third party that their estimate of the value of each unit is reasonable and was prepared in accordance with appropriate methods for valuing real estate. For the first three full fiscal years following the year in which the offering of units terminates, the value of the units will be deemed to be their initial purchase price of $10.00, and no valuation of our properties will be performed. (See "Investment by Tax-Exempt Entities and ERISA Considerations-Annual Valuation Requirement.")

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         Our general partners shall cause to be filed with appropriate federal and state regulatory and administrative bodies all reports to be filed with such entities under then-currently applicable laws, rules and regulations. Such reports shall be prepared on the accounting or reporting basis required by such regulatory bodies. We will provide without charge a copy of any such report upon request by a limited partner. In addition, upon request from any prospective investor or limited partner, we will provide without charge a copy of the NASAA Guidelines, as referred to elsewhere in this prospectus.

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